TERMS & CONDITIONS OF SUBSCRIPTION

Tuleva, Inc. ("**Tuleva**") and Tuleva Series-A CF SPV, LLC ("**Company**" and collectively with Tuleva referred to as the "**Co-Issuers**")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Tuleva, Inc.

This subscription plus these terms and conditions, the completed and executed schedules and appendices attached hereto are collectively referred to as the "**Subscription Agreement**". The undersigned (the "**Purchaser**") hereby irrevocably subscribes for such number of Membership Units that will in turn invest in Class B Non-voting Common Stock Shares in the Company (the "**Membership Units**" or "**Securities**") at a purchase price equal to the Subscription Price.

The Purchaser agrees to be bound by the Terms and Conditions including without limitation the terms, representations, warranties and covenants addressed to the Company set forth in the applicable schedules, including the terms set out in the term sheet attached hereto, and agrees that the Company may fully rely upon the covenants, representations and warranties contained in this Subscription Agreement.

The Purchaser must complete and execute this Subscription Agreement.

General

The Purchaser acknowledges and agrees to comply with any relevant securities legislation, order, rule, regulation or policy concerning the purchase, holding and resale of the Membership Units.

Purchaser acknowledges that Purchaser has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Purchaser to make an investment decision.

The Purchaser acknowledges that Purchaser has read the educational materials on the landing page, and has been informed of Purchaser's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

The Purchaser acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer.

Purchaser acknowledges that Purchaser has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

The Purchaser agrees that this subscription (the "**Subscription**") is given for valuable consideration and shall not be withdrawn or revoked by the Purchaser. This Subscription Agreement and the payment for the Subscription shall be returned without interest or deduction to the Purchaser at the address indicated above if this Subscription is not accepted. If the Subscription is accepted only in part, that portion of the Subscription Amount for the Membership Units which is not accepted will be promptly delivered or mailed to the Purchaser without interest.

The Purchaser hereby acknowledges that its subscription for the Membership Units pursuant to this Agreement is for the Company to invest in the Shares for aggregate gross proceeds of up to $4,849,699.30

(the "Offering"), which a 3% Investor Processing Fee (up to $300 per investment). The minimum investment amount is $1,029.07, which includes the Investor Processing Fee.

The Investor may cancel the Subscription at any point for any reason prior to 48-hours of a closing date.

Closing

The first closing of this offering (the "**Closing**") is expected to occur on or about April 15, 2025 or such other date(s) or time(s) as the Company may determine, based on the ability to operate rolling closes, after having reached its Target Amount of $10,000.99, and 21 days have lapsed since the Offering began. The transactions contemplated hereby will be completed electronically through the software provided by Intermediary. The Purchaser acknowledges that receipts and acknowledgments representing the Membership Units will be available for delivery at the date of Closing (the "**Closing Date**") against payment of the Subscription Price.

Payment

The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement. Purchaser shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by available payment processing to escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur.

Representations and Warranties of the Purchaser

The Purchaser represents, warrants, acknowledges and covenants to and in favor of the Company, as follows:

1. The Purchaser, if a company, is a valid and subsisting company, has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof;
2. This Subscription Agreement will constitute a legal, valid and binding contract of the Purchaser, enforceable against the Purchaser in accordance with its terms entered into voluntarily by the Purchaser;
3. The entering into of this Subscription Agreement and the transactions contemplated hereby and thereby will not result in the violation of any terms or provisions of any law applicable to or the organizational or governing documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which it is or may be bound;
4. The Purchaser is a resident of, or is otherwise subject to, the securities laws of the jurisdiction referred to under "Name and Address of Purchaser" on the cover page of this Subscription Agreement, which address is the residence or place of business of the Purchaser and is not created or used solely for the purpose of acquiring the Membership Units and the Purchaser is not purchasing the Membership Units for the account or benefit of any person in any jurisdiction other than such jurisdiction;
5. If not a resident of the United States:
   a. the Purchaser is knowledgeable of, or has been independently advised as to, the securities laws having application to the Purchaser and the purchase by the Purchaser of the Membership Units other than the laws of the United States, and all regulatory notices, orders, regulations, policies and other instruments incidental thereto (the "**International**

Securities Laws"), if any, which apply to the Purchaser and the purchase by the Purchaser of the Membership Units;

    b. the Purchaser is purchasing the Membership Units pursuant to an exemption from any prospectus, registration or similar requirements under International Securities Laws, or, if such is not applicable, the Purchaser is permitted to purchase the Membership Units under International Securities Laws without the need to rely on exemptions;

    c. International Securities Laws do not (or will not) require the Company to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction with respect to the purchase by the Purchaser of the Membership Units (or the issuance to the Purchaser of the Membership Units);

    d. the distribution of the Membership Units to the Purchaser by the Company complies (or will comply) with all International Securities Laws;

6. The Purchaser understands that the Membership Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any applicable state securities laws;

7. The Purchaser understands and acknowledges that the Company is under no obligation and has no present intention to register the resale of the Membership Units on its behalf under the Securities Act or to assist the Purchaser in complying with an exemption from registration therefrom and the Purchaser understands that the Company is not required to file and does not file in the United States periodic reports pursuant to Sections 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, and there is no public market for the Membership Units in the United States and no such market is expected or intended to develop;

8. The Purchaser understands that it may not offer, sell or transfer the Membership Units within the United States, unless the Membership Units are registered under the Securities Act and the securities laws of all applicable states or an exemption from such requirement is available and that the Purchaser has no rights to require the Company to register its securities;

9. The Purchaser has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in the Membership Units and is able to bear the economic risk of loss of such investment. The Purchaser understands that the purchase of the Membership Units is a speculative investment and involves a high degree of risk. The Purchaser acknowledges and agrees that it is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance by it of this Subscription Agreement and the transactions contemplated hereunder;

10. The Purchaser acknowledges and agrees that the offer, sale and delivery of the Membership Units to the Purchaser is conditional upon such offer, sale and delivery being exempt from the requirements under applicable securities laws requiring the filing of a prospectus in connection with the distribution of the Membership Units or upon the issuance of such rulings, orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus;

11. The Purchaser is acting for its own account and is acquiring the Membership Units as principal, to be held for investment purposes only and not with a view to resale or distribution (or the Purchaser is a duly licensed trust company or insurance company, or a duly registered dealer or adviser and is subscribing for the Membership Units for the portfolio of a person managed solely by such company, dealer or adviser), and meets the definition of "accredited investor" pursuant to National Instrument 45-106 – *Prospectus Exemptions*;

12. The Purchaser has had the opportunity to ask and have answered any and all questions which the Purchaser wished with respect to the business and affairs of the Company, the Membership Units and the Subscription hereby made;

13. The Purchaser understands that there is not currently any public market, nor is there any assurance that a public market will develop, for the Membership Units; and it may not be possible to sell or dispose of the Membership Units;

14. The Purchaser has not received or been provided with a prospectus within the meaning of the securities laws, regulations, rules, rulings and orders in each of the states of the United States and the applicable policy statements issued by the securities regulators in each of the states of the United States, or any sales or advertising literature in connection with the offering of the Securities and the Purchaser's decision to subscribe for the Membership Units was not based upon, and the Purchaser has not relied upon, any verbal or written representations as to facts made by or on behalf of the Company (other than the term sheet attached hereto, if any);

15. The Purchaser will execute and deliver all documentation as may be required by applicable securities laws, rules and regulations or by the Company, as the case may be, to permit the purchase of the Membership Units on the terms herein set forth;

16. The Purchaser is aware that: (a) the Company is relying on exemptions from the requirements under applicable securities laws to provide the Purchaser with a prospectus, and no prospectus has been filed by the Company with any stock exchange or regulatory authority in connection with the issuance of the Membership Units; (b) no stock exchange, governmental agency, securities commission or similar regulatory authority has reviewed or passed on or made any finding or determination as to the merits of, or made any recommendation or endorsement with respect to, the Membership Units; (c) there is no government or other insurance covering the Membership Units; and (d) there are risks associated with the purchase of the Membership Units.

17. The Purchaser understands that investors who acquire securities by way of a private placement have significantly fewer rights and remedies available to them than investors who acquire securities offered by a prospectus. For example, investors who acquire securities by way of a private placement do not have the benefit of certain statutory remedies against a Company's agents, auditors, directors and officers that may be available to investors who acquire securities offered by a prospectus. The Purchaser is also aware that the common law may not provide investors with an adequate remedy in the event that they suffer investment losses in connection with securities acquired in a private placement; and

18. None of the funds being used to purchase the Membership Units are to the Purchaser's knowledge proceeds obtained or derived directly or indirectly as a result of illegal activities. The funds being used to purchase the Membership Units which will be advanced by the Purchaser to the Company hereunder will not represent proceeds of a crime under the laws and regulations in the United States. To the best of its knowledge, none of the funds to be provided by the Purchaser or the beneficial purchaser are being tendered on behalf of a person or entity that has not been identified to the Purchaser. The Purchaser shall promptly notify the Company if the Purchaser or the beneficial purchaser discovers that any of such representations cease to be true, and agrees to provide the Company with appropriate information in connection therewith.

19. The Purchaser has not received any document purporting to describe the business and affairs of the Company, and/or any other material that, considered together, would constitute an "offering memorandum" as such term is defined under applicable securities laws.

The foregoing representations, warranties, agreements, undertakings and acknowledgments are made by the Purchaser with the intent that they be relied upon by the Company in determining its suitability as a purchaser of the Membership Units and the Purchaser hereby agrees that such representations, warranties, agreements, undertakings and acknowledgments shall survive its purchase of the Membership Units. In addition, the Purchaser undertakes to notify immediately the Company at the address set forth above of any change in any representation, warranty or other information relating to the Purchaser set forth in this Subscription Agreement.

Representations and Warranties of the Co-Issuers

The Co-Issuers represent, warrant, acknowledge and covenant to and in favor of the Purchaser, and acknowledges that the Purchaser is relying on such representations, warranties, acknowledgements and covenants in entering into this Subscription Agreement, as follows:

1. The Company is validly existing under the laws of the State of Texas, and Tuleva is validly existing under the laws of the State of Delaware, and are duly registered and licensed to carry on business in the jurisdictions in which they carry on business or owns property where so required by the laws of that jurisdiction, except where the failure to be so registered or licensed would not have a material adverse effect on the Company or Tuleva, and are duly qualified to carry on their business as now conducted and to own its properties and assets, and the Company and Tuleva have all requisite corporate power and authority to execute, deliver and carry out their obligations under this Subscription Agreement.

2. All consents, approvals, permits, authorizations or filings as may be required under any statute, rule or regulation applicable to the Company, or Tuleva, necessary for: (i) the execution and delivery of this Subscription Agreement; (ii) the issuance and sale of the Membership Units and the Tuleva Shares; and (iii) the completion of the transactions contemplated hereby, have been made or obtained, as applicable.

3. The execution and delivery of this Subscription Agreement, the performance by the Company and Tuleva of their obligations hereunder, including the issue and sale of the Membership Units, and the consummation of the transactions contemplated in this Subscription Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (i) any statute, rule or regulation applicable to the Company or Tuleva; (ii) the governing documents, by-laws or resolutions of the Company or Tuleva; (iii) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or Tuleva is a party or by which they are bound, except where such breach, violation or default would not have a material adverse effect on the Company or Tuleva; or (iv) any judgment, decree or order binding the Company or Tuleva, or the property or assets of the Company or Tuleva.

4. As at the Closing, this Subscription Agreement will be duly authorized, executed and delivered by the Company and Tuleva. This Subscription Agreement constitutes a valid and binding obligation of the Company and Tuleva, and is enforceable against the Company and Tuleva in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

5. As at the Closing, the Membership Units and the Tuleva Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company and Tuleva.

6. No holder of outstanding securities of the Company is entitled to any pre-emptive or any similar rights to subscribe for any of the Membership Units offered pursuant to this Subscription Agreement, except as set out in the Operating Agreement of the Company.

7. Other than as disclosed to the Purchaser, no legal or governmental proceedings are pending to which the Company or Tuleva is a party or to which its property is subject that would result individually or in the aggregate in any material adverse change in the business, operations, affairs, prospects, assets, liabilities (contingent or otherwise), financial condition or capital of the Company or Tuleva, and, to the knowledge of the Company or Tuleva, no such proceedings have been threatened against or are contemplated with respect to the Company or Tuleva, or their properties or assets.

8. The Company and Tuleva have conducted and is conducting their business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which they carry on business and have not received a notice of non-compliance, nor knows of, any facts that could

give rise to a notice of non-compliance with any such laws, regulations or permits which would have a material adverse effect on the Company or Tuleva.

9. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable or required to be collected or withheld and remitted, by the Company or Tuleva have been paid, collected or withheld and remitted as applicable, except for where the failure to pay such Taxes would not have a material adverse effect on the Company or Tuleva. All tax returns, declarations, remittances and filings required to be filed by the Company or Tuleva have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would have a material adverse effect on the Company or Tuleva. To the best knowledge of the Company or Tuleva, no examination of any tax return of the Company or Tuleva is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or Tuleva. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or Tuleva.

10. The Company or Tuleva is not in violation of their articles or by-laws or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound except where such violation or default in performance would not have a material adverse effect on the Company or Tuleva.

11. The Company and Tuleva are the sole legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, licenses, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever ("**Intellectual Property**") that has been developed, or that is being developed, by or for the Company or Tuleva, or that is being used, or is proposed to be used, by the Company or Tuleva (collectively, the "**Company IP**") free and clear of all encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interests of any kind or nature and the Company or Tuleva have no knowledge of any claim of adverse ownership in respect thereof. No consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Company IP and no Company IP comprises an improvement to any Intellectual Property licensed by the Company or Tuleva that would give any person any rights to Company IP, including, without limitation, rights to license Company IP.

12. The Company or Tuleva have not received any notice or claim (whether written, oral or otherwise) challenging their ownership or right to use of any Company IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor is there a reasonable basis for any claim that any person other than the Company or Tuleva have any claim of legal or beneficial ownership or other claim or interest in any Company IP.

13. All applications for registration of any Company IP that is the subject of registration or application therefor ("**Registered IP**") are in good standing, stand in the name of the Company or Tuleva, and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, the Company or Tuleva confirm that all right, title and interest in and to the invention(s) disclosed in such application have been assigned in writing (without any express right to revoke such assignment) to the Company or Tuleva. The Company or Tuleva have prosecuted, and is prosecuting, such applications diligently. To the knowledge of the Company or

Tuleva, there have been no public disclosure, sale or offer for sale of any Company IP anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Company IP.

14. All registrations of Registered IP are in good standing and are recorded in the name of the Company or Tuleva in the appropriate offices to preserve the rights thereto. All such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Registered IP has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.

15. To the Company's, or Tuleva's, knowledge, the conduct of the business of the Company or Tuleva has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any person.

16. There are no: (i) actions, suits or proceedings, at law or in equity, by any person; (ii) grievance, arbitration or alternative dispute resolution process; or (iii) administrative or other proceeding by or before (or to the knowledge of the Company, or Tuleva, any investigation by) any governmental entity, in any such case, affecting, pending, or, to the knowledge of the Company or Tuleva, threatened against the Company, or Tuleva, which if determined adversely would have a material adverse effect on the Company, or Tuleva ,and the Company or Tuleva does not know of any valid basis for any such action, complaint, grievance, suit, proceeding, arbitration or investigation. The Company, or Tuleva, is not subject to any judgment, order or decree entered in any lawsuit or proceeding.

Conditions of Closing

Each of the Purchaser and the Company acknowledges that the obligations of the other party to complete the transactions contemplated by this Subscription Agreement are subject to, among other things, the following conditions:

1. payment by the Purchaser to the Company of the Subscription Price;
2. the Purchaser having properly completed, signed and delivered this Subscription Agreement;
3. the Purchaser having properly completed, signed and delivered any attachments hereto
4. the Purchaser having properly completed, signed and delivered Form of Acknowledgment in respect of the Operating Agreement;
5. the representations and warranties of each of the Purchaser, the Company, and Tuleva being true and correct as of the Closing Date; and
6. the Purchaser having properly completed, signed and delivered all other documentation as may be reasonably required by the Company or pursuant to the terms of this Subscription Agreement including any other documentation required under the securities laws or with any securities commission, securities regulatory authority, stock exchange or other governmental or regulatory authority.

Security Certificates

The Purchaser hereby waives the right to receive a security certificate in respect of the Membership Units purchased pursuant hereto, and chooses to receive instead a non-transferable written acknowledgement of the right to obtain such a security certificate from the Company.

Operating Agreement

The Purchaser hereby acknowledges and agrees that the issuance of the Membership Units will be conditional on subscribers executing and delivering transaction documents, resolutions, consents and other instruments that may be required including a Form of Acknowledgment, which forms part of the Operating Agreement governing the equity securities of the Company.

Anti-Money Laundering Legislation

In order to comply with the laws and regulations in the United States aimed at the prevention of money laundering, the Company may require additional information concerning investors from time to time, and the Purchaser agrees to provide all such information.

The Purchaser acknowledges that if, as a result of any information or other matter which comes to the Co-Issuers' attention, any director, officer or employee of the Co-Issuers, or their professional advisers, knows or suspects that an investor is engaged in money laundering, such person may be required to report such information or other matter to authorities in the United States and such report shall not be treated as a breach of any restriction upon the disclosure of information imposed by United States law or otherwise.

General

1. **Assignment.** The terms and provisions of this Subscription Agreement shall be binding upon and inure to the benefit of the Purchaser, the Co-Issuers and their respective successors.
2. **Miscellaneous and Counterparts.** All representations, warranties, agreements and covenants made or deemed to be made by the Purchaser herein will survive the execution and delivery, and acceptance, of this offer and the Closing. This Subscription Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile or other electronic form, shall be deemed to be an original and all of which together shall constitute one and the same document.
3. **Indemnity.** The Purchaser agrees to indemnify and hold harmless (i) the Company and its directors, officers, employees, agents, advisers and shareholders, and (ii) Tuleva and its managers, officers, employees, agents, advisers and members from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Company in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Company in connection herewith.
4. **Governing Law.** This Subscription Agreement is to be interpreted in accordance with Delaware law and the federal laws of United States applicable therein. The parties hereto hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Harris County, Texas or, if federal jurisdiction applies, in United States District Court for the District of Texas (Houston Division).
5. **Facsimile Subscriptions.** This Subscription Agreement may be executed in counterparts (whether in original, facsimile or PDF form), each counterpart so executed shall be deemed to be an original and such counterparts together shall constitute a single instrument.
6. **Entire Agreement.** This Subscription Agreement (including the Schedules hereto) contains the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Subscription Agreement may be amended or modified in any respect by written instrument only.
7. **Language.** The Purchaser and the beneficial purchaser acknowledge their consent and request that all documents evidencing or relating in any way to the purchase of Membership Units be drawn up in the English language only.

8. ***Currency***. Unless otherwise indicated to the contrary, all dollar amounts referred to in this Subscription Agreement are in United States of America Dollars.